Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

9 September 2004

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – One Notification of Major Interests in Shares
Schedule 11 – 13 Notifications of Directors Interests
Seven Notifications of Directors Interests
Three additional listing announcements
Interim results

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Watson
Deputy Company Secretary

9/27

Regulatory Announcement

Go to market news section

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	09:52 23-Jul-04
Number	PRNUK-2307

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

ZURICH FINANCIAL SERVICES AND ITS GROUP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY (OCS) NOMINEES LIMITED A/C 219064	1,544,894
LITTLEDOWN NOMINEES LIMITED A/C 07199	253,162
LITTLEDOWN NOMINEES LIMITED A/C 07207	5,855,656
LITTLEDOWN NOMINEES LIMITED A/C 02642	1,559,770
LITTLEDOWN NOMINEES LIMITED A/C 21688	1,765,788
LITTLEDOWN NOMINEES LIMITED A/C 23526	249,201
LITTLEDOWN NOMINEES LIMITED A/C 07205	1,808,022
LITTLEDOWN NOMINEES LIMITED A/C 23525	170,326
LITTLEDOWN NOMINEES LIMITED A/C 11121	67,830
LITTLEDOWN NOMINEES LIMITED A/C 02891	36,697,567
LITTLEDOWN NOMINEES LIMITED A/C 03449	978,349
WILLIAM & GLYNS NOMINEES LIMITED A/C 0700089001	160,593
WILLIAM & GLYNS NOMINEES LIMITED A/C 0700151001	127,533
WILLIAM & GLYNS NOMINEES LIMITED A/C 0700096001	246,792

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

22/07/2004

12. Total holding following this notification

51,485,483

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

Disclosure under S198 Companies Act 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

23/07/2004

damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:35 09-Sep-04
Number	PRNUK-0909

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
5,143	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	241.25p	08/09/2004	8/09/2004

notification

118,320

class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fee. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 9/09/2004

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:36 09-Sep-04
Number	PRNUK-0909

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

118

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

241.25p

13. Date of transaction

08/09/2004

14. Date company informed

8/09/2004

notification

6,024

class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 9/09/2004

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:37 09-Sep-04
Number	PRNUK-0909

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Carl-Peter Forster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
407	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	241.25p	8/09/2004	8/09/2004

15. Total holding following this notification

832

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 9/09/2004

END

Close

Company	Rolls-Royce Group Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:29 10-Aug-04
Number	PRNUK-1008

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Carl-Peter Forster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
425	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	231p	9/08/2004	10/08/2004

15. Total holding following this notification

425

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 10/08/2004

END

Close

Company	Rolls-Royce Group Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:30 10-Aug-04
Number	PRNUK-1008

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
5,371	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	231p	09/08/2004	10/08/2004

notification	class following this notification
113,177	n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fee. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 10/08/2004

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:32 10-Aug-04
Number	PRNUK-1008

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

123

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

231p

13. Date of transaction

09/08/2004

14. Date company informed

10/08/2004

15. Total holding following this notification

5,906

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 10/08/2004

END

Close

Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:01 08-Jul-04
Number	PRNUK-0807

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired

   5,268

8. Percentage of issued class

   n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

    Ordinary

12. Price per share

    235.5p

13. Date of transaction

    08/07/2004

14. Date company informed

    08/07/2004

15. Total holding following this notification

107,806

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fee. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 8/07/2004

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:03 08-Jul-04
Number	PRNUK-0807

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Rolls-Royce Group plc

2. Name of director

   Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Market purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
121	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	235.5p	08/07/2004	08/07/2004

15. Total holding following this notification

5,781

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 8/07/2004

END

Close

Company	[illegible]
TIDM	RR.
Headline	Director Shareholding
Released	15:56 06-Jul-04
Number	PRNUK-0607

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

1,801

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

212p

13. Date of transaction

05/07/2004

14. Date company informed

06/07/2004

notification | class following this notification

102,538 | n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Colin Henry Green

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

In 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
3,788	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	212p	05/07/2004	06/07/2004

15. Total holding following this notification

196,730

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Andrew Shilston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

2,948

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

Ordinary	212p	05/07/2004	06/07/2004

15. Total holding following this notification

127,948

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

END

Close

Company	Rolls-Royce Group PLC
TIDM	RR.
Headline	Director Shareholding
Released	15:57 06-Jul-04
Number	PRNUK-0607

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir Robin Nicholson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Robin Nicholson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

401

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

212p

13. Date of transaction

5/07/2004

14. Date company informed

06/07/2004

notification | class following this notification

17,437

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

John Patrick Cheffins

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2 above

John Patrick Cheffins

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

3,103

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

212p

13. Date of transaction

5/07/2004

14. Date company informed

6/07/2004

15. Total holding following this notification

164,748

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir John Rose

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director, spouse and children

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir John Rose 172,970

Emma Felicity Rose 107,948

Sir John Rose (CJVR) 13,793

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

5,819

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

Ordinary	212p	5/07/2004	6/07/2004

15. Total holding following this notification

300,530

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	16:16 06-Jul-04
Number	PRNUK-0607

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Michael Gilbert James William Howse

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Michael Gilbert James William Howse

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Non-cumulative redeemable convertible preference (B shares) allocation

7. Number of shares/amount of stock acquired

3,696,750

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Non-cumulative

12. Price per share

0.1p

13. Date of transaction

5/07/2004

14. Date company informed

06/07/2004

redeemable
convertible
preference

15. Total holding following this notification

3,696,750

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

James Mathew Guyette

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of

2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

them (if notified)

As in 2 above

James Mathew Guyette

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Non-cumulative redeemable convertible preference (B shares) allocation

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
7,707,750	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Non-cumulative redeemable convertible preference	0.1p	5/07/2004	6/07/2004

15. Total holding following this notification

7,707,750

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

END

Close

Company	[illegible]
TIDM	RR.
Headline	Director Shareholding
Released	15:59 06-Jul-04
Number	PRNUK-0607

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Carl George Symon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Carl George Symon

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
150	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	212p	5/07/2004	06/07/2004

notification

6,551

class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2 above | Sir Philip John weston

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
119	n/a		

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
Ordinary	212p	5/07/2004	6/07/2004

15. Total holding following this notification

5,560

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Peter John Byrom

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director, spouse and children

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Melanie Signe Byrom 601

Peter John Byrom & Denton & Co Trustees 116,434

Peter John Byrom 10,758

Peter John Byrom a/c NCB 5,636

Peter John Byrom a/c OSB 5,636

Peter John Byrom a/c SMB 5,636

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Conversion of B shares in to ordinary shares

7. Number of shares/amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

3,409 n/a

11. Class of security

Ordinary

12. Price per share

212p

13. Date of transaction

5/07/2004

14. Date company informed

6/07/2004

15. Total holding following this notification

148,110

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 6/07/2004

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:04 08-Sep-04
Number	PRNUK-0809

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th September 2004 of 46,025 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 238.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 4,943,648 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 53

C H Green 53

A B Shilston 53

Company notified 8 September 2004

Dated 8 September 2004

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	16:35 10-Aug-04
Number	PRNUK-1008

Rolls-Royce Group plc (the Company) announces that on 9th August 2004, pursuant to the Rolls-Royce Profit Share Scheme (the PSS) and the Rolls-Royce ShareBonus Scheme (the SIP), the following executive directors of the Company became interested in the ordinary shares of 20p each (Ordinary Shares) set out below in respect of their holdings following their election to convert their entitlement of non-cumulative redeemable convertible preference shares of 0.1p each (B shares) into Ordinary Shares. Ordinary Shares in respect of shareholdings under the PSS and the SIP are held by Computershare Trustees Limited (the Trustee) as nominee for the director:-

	PSS	SIP
Sir John Rose	189	122
Colin Green	151	122
Dr Mike Howse	92	85
Andrew Shilston	-	51

Of the PSS holdings above, a proportion of the Ordinary Shares were released by the Trustee to the following executive directors as set out below because the underlying Ordinary Shares to which their entitlements relate had passed the PSS maturity date:

Sir John Rose	88
Colin Green	66
Dr Mike Howse	31

The Company also announces that the following executive director of the Company retained his B share entitlement set out below which arose in respect of his holding of Ordinary Shares under the PSP and the SIP:-

	PSS	SIP
John Cheffins	315,350	180,700

Of the PSS holding above, 123,850 B Shares were released by the Trustee to Mr Cheffins because the underlying ordinary Shares to which his entitlement relates had passed the PSS maturity date.

For further information contact John Warren, Deputy Company Secretary, tel. No. 01332 245878.

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	11:33 10-Aug-04
Number	PRNUK-1008

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 9th August 2004 of 47,790 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 235 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 4,929,571 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 53

C H Green 53

A B Shilston 53

Company notified 10 August 2004

Dated 10 August 2004

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	14:00 08-Jul-04
Number	PRNUK-0807

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th July 2004 of 46,355 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 238.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 4,867,759 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 52

C H Green 52

A B Shilston 52

Company notified 8 July 2004

Dated 8 July 2004

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Close

Full Text Announcement

Other Announcements from this Company | Send to a Friend

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:00 10 Jun 2004
Number	PRNUK-1006

ROLLS-ROYCE GROUP PLC (the Company)

10 June 2004

The Company announces that on 8 June 2004, awards (Awards) to acquire ordinary shares in the Company (Shares) were granted to the following executive Directors under the Rolls-Royce Group plc Performance Share Plan (Plan). The Plan was approved by shareholders at the Company's general meeting on 5 May 2004.

Director	No. of Shares under Award
Sir John Rose	270,640 Shares
John Cheffins	112,777 Shares
Colin Green	105,255 Shares
James Guyette	101,654 Shares
Michael Howse	88,017 Shares
Andrew Shilston	95,352 Shares

The realisation of Awards is dependent on the achievement of corporate performance conditions as described in the summary of the Plan set out in the Notice of AGM to shareholders. One such condition is that if the Company's total shareholder return at the end of the performance period exceeds the median of the constituent companies in the FTSE 100 Index on the date of grant, the total number of Shares realisable will be increased by 25%. The number of Shares set out in the table above is the maximum which could be released before applying the 25% uplift.

For further information, please contact:-

Peter Barnes-Wallis, Director - Financial Communications - Tel. 0207 227 9141

END

Company website

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:19 9 Jun 2004
Number	PRNUK-0906

9th June 2004

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 8th June 2004, ordinary shares in the company were transferred to the following executive director by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (the Plan) in 2001. In addition the Directors sold the number of shares listed below to discharge the tax obligation arising from the release of the shares.

	Shares Released	Sold to Discharge Tax Obligation
Dr MGJ W Howse	25,036	10,265

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust. Before the release 2,003,157 shares were held in the trust and following the release 1,978,121 shares are now held in the trust.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:21 9 Jun 2004
Number	PRNUK-0906

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th June 2004 of 47,191 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 236.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 4,834,560 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 53

C H Green 53

A B Shilston 53

Company notified 9 June 2004

Dated 9 June 2004

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Regulatory Announcement

Go to market news section

Company	Rolls-Royce Group PLC
TIDM	RR.
Headline	Additional Listing
Released	17:19 28-Jul-04
Number	3383B

RNS Number:3383B
Rolls-Royce Group PLC
28 July 2004

Rolls-Royce Group plc (the "Company")
Additional Listing

Application has today been made for 93,484 ordinary shares of 20p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange (together "Admission"). The new ordinary shares are being issued to participants of the Rolls-Royce Profit Sharing Scheme and the Rolls-Royce Share Purchase Plan who have elected to convert their B share allocation in to ordinary shares. It is expected that Admission will become effective on 2 August 2004.

- END -

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Company	Rolls-Royce Group PLC
TIDM	RR.
Headline	Additional Listing
Released	07:00 29-Jun-04
Number	2366A

RNS Number:2366A
Rolls-Royce Group PLC
29 June 2004

29 June 2004

Rolls-Royce Group plc (the "Company")

Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the Admission of, 24,732,550 Ordinary Shares of 20p each to the Official List.

These shares will be issued as a result of the conversion of 52,433,007,674 Non-Cumulative Redeemable Convertible Preference Shares of 0.1 pence each ("B Shares") by shareholders. As a consequence of this conversion, 52,433,007,674 B Shares will be cancelled with effect from 4 July 2004.

Following the redemption for cash by shareholders of 26,605,826,982 B Shares, a further 26,605,826,982 B Shares will be cancelled with immediate effect.

These changes are being made pursuant to the circular to shareholders, dated 22 March 2004.

Issued by Hoare Govett Limited
29 June 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Rolls-Royce Group PLC
TIDM	RR.
Headline	Additional Listing
Released	14:53 21-Jun-04
Number	9655Z

RNS Number:9655Z
Rolls-Royce Group PLC
21 June 2004

Rolls-Royce Group plc

Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the Admission of, 83,922,435,550 B Shares of 0.1p each to the Official List.

These shares will be issued pursuant to the circular to shareholders, dated 22 March 2004.

Issued by Hoare Govett Limited
21 June 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Interim Results
Released	07:03 29-Jul-04
Number	PRNUK-2807

29 July 2004

ROLLS-ROYCE GROUP plc INTERIM RESULTS 2004

Maintaining progress

'These results are in line with our expectations and are underpinned by aftermarket services revenues which grew by 16 per cent in the first half.

'All our businesses have developed good market positions and, importantly, we are established on new programmes which will shape the power systems markets for the next generation.

'Our order book, continuing progress with cost reduction initiatives and our performance on profit and average net debt in the first half, support our guidance for the full year.'

Sir John Rose, Chief Executive Rolls-Royce Group plc

Profit and cash flow consistent with guidance

* Underlying profit before taxation* £136 million (h1 2003: £115m)
* Profit on ordinary activities before taxation £129 million (h1 2003: £59m)
* Average net debt £550 million (h1 2003: £895m)
* Interim payment to ordinary shareholders maintained at 3.18p per share

Continuing growth in aftermarket services revenues

* Revenues increased by 16 per cent to £1.5 billion (h1 2003: £1.3bn)
* Revenues represent 55 per cent of Group sales (h1 2003: 50 per cent)

Growing order book

* £4.0 billion order intake (h1 2003: £4.0bn)
* Firm and announced backlog £19.7 billion (h1 2003: £19.0bn)
* Aftermarket services £7.1 billion (h1 2003: £6.5bn)

*See note 3

Overview

Results for the half-year ended June 30 2004 were in line with the company's expectations, underpinned by aftermarket services sales which grew by 16 per cent to £1.5 billion, representing 55 per cent of Group sales. Underlying profit before tax was £136 million, an increase of 18 per cent, and underlying earnings per share were 5.78 pence (h1 2003: 4.97p). Basic earnings per share

were 5.07 pence

(h1 2003: 2.09p)

Average net debt for the period was £550 million (h1 2003: £895m).

Rolls-Royce reinforced its market position in all its business sectors in the first half of 2004, benefiting from its strategy of investing once in technology and applying it many times. For example, technology developed for the Trent engine programme has been exploited to win positions on new programmes, which are at various stages of development in each business sector.

The Trent 1000, the fifth generation of Trent aero-engine, was selected to power the new Boeing 7E7. The Trent engine family has now gained positions on both the world's next-generation large airliners, the Airbus A380 and the Boeing 7E7.

Trent technology also enabled the company to strengthen its position in the defence sector, where it delivered the first fan module, using Trent fan blade technology, for the F136 Joint Strike Fighter (JSF) engine.

In the marine sector, Lockheed Martin selected the Rolls-Royce MT30 gas turbine, which is 80 per cent common with the Trent 800 aero-engine, for the US Littoral Combat Ship programme. This follows the company's success in being selected to power the US DD(X) destroyer demonstrator programme with the MT30.

The industrial Trent, also derived from the Trent 800, won its first application in the oil and gas sector. Dolphin Energy ordered six Trent-powered compressor sets for the export pipeline from Qatar to United Arab Emirates and also signed a Long-Term Service Agreement covering the support of this equipment.

The order book remained strong and ended the period at a record level of £18.1 billion (h1 2003: £17.6bn), following an order intake of £4.0 billion (h1 2003: £4.0bn). A further £1.6 billion worth of business was announced (h1 2003: £ 1.4bn), resulting in a firm and announced order backlog of £19.7 billion (h1 2003: £19.0bn). Aftermarket services accounted for 36 per cent of the firm and announced order backlog (h1 2003: 34 per cent).

The company confirmed the latest phase in its transformation programme to modernise factories, drive down costs and continue to make progress towards its target of a 10 per cent return on sales. It is investing more than £100 million in high value-added UK manufacturing facilities specialising in compression systems, combustion systems, component services and turbine systems. The company is on target to achieve a five per cent reduction in unit costs in 2004.

Outlook

Rolls-Royce has invested to build leading positions in four global markets. It addresses these markets with common technology and capabilities, producing a valuable portfolio effect for the business as a whole.

Market-leading technology has enabled Rolls-Royce to gain strong positions on a new generation of programmes across all its business sectors. These programmes will shape the power systems market for the next generation.

The long-term nature of product programmes leads to sustainable returns over many years as a result of the high value-added aftermarket services opportunity created each time a gas turbine is sold. The successful strategy to capture this opportunity is demonstrated by the consistent growth of aftermarket services in recent years.

The company's confidence in the business model is supported by the visibility

provided by its order book. Its continuing progress with cost reduction initiatives and its performance on profit and average net debt in the first half support 2004 full year guidance for profit growth and a reduction in average net debt.

Enquiries

Peter Barnes-Wallis	Maria Darby-Walker
Director of Financial Communications	Head of Corporate Media Relations
Tel: 020 7222 9020	Tel: 020 7227 9239

www.rolls-royce.com

An interview on the results with Rolls-Royce Chief Executive, Sir John Rose, is available on video, audio and text on www.Rolls-Royce.com . Photographs of directors and products are available at www.newscast.co.uk

Sector reviews

Civil aerospace: Sales £1,453m (h1 2003: £1,198m); underlying profit before interest £67m (h1 2003: £46m)

Highlights - original equipment

* Civil engine deliveries increased by 9 per cent to 384 and included delivery of the 1000th Trent engine. Full year deliveries are expected to be a little higher than in 2003.

* The Rolls-Royce Trent 1000 engine was selected as one of the two engines to power the Boeing 7E7. Air New Zealand, the first airline to choose engines for the 7E7, selected the Trent 1000 and also ordered Trent 800s for eight Boeing 777s.

* The Trent 900, which will be the first engine into commercial service on the Airbus A380, successfully completed its first flight.

* AirTran Airways ordered six BR715 powered Boeing 717 airliners.

* IAE, Rolls-Royce's joint venture with Pratt & Whitney, MTU and JAEC, received orders for V2500 engines to power 30 A320s for Jet Blue Airlines.

Highlights - aftermarket services

* Rolls-Royce fleet flying hours increased by 16 per cent to the end of June compared to the same period last year.

* Civil aerospace aftermarket revenues grew by 22 per cent and represented 58 per cent of civil aerospace sales in the first half.

* Rolls-Royce and American Airlines announced a five-year contract that could be worth over $1.6 billion in repair and overhaul work for their joint venture, Texas Aero Engine Services LLC.

* Singapore Airlines signed a ten-year TotalCare agreement covering in-service support for the Trent 500 engines powering the airline's fleet of Airbus A340-500 aircraft.

* The company continued to win new customers for CorporateCare®, its engine care programme for corporate aircraft. It now has more than 315 aircraft under flight hour agreements, with contract values exceeding $630 million.

Defence: Sales £638m (h1 2003: £642m); underlying profit before interest £66m

(h1 2003: £60m)

Highlights - original equipment

* Testing of the first short take off and vertical landing propulsion system for the Joint Strike Fighter (JSF) was completed successfully.

* The first fan module was delivered for the F136 engine for the JSF programme. This is the most powerful combat engine programme in which the company has participated.

* Orders were received for 10 Pegasus engines for the Spanish and Italian navies for their Harrier aircraft.

* The Light Helicopter Turbine Engine Company (LHTEC), a 50:50 joint venture between Honeywell and Rolls-Royce, announced that the CTS800-4N turboshaft engine had received a Type Certificate from the Federal Aviation Administration.

* The first production NH90 helicopter, powered by Rolls-Royce Turbomeca RTM322 engines, made its maiden flight.

Highlights - aftermarket services

* Rolls-Royce continued to develop its aftermarket services, which represented 57 per cent of defence sales in the first half.

* The company announced that ST Aerospace Engines PTE, LTD., a Singapore based repair and overhaul provider, had joined its global network of Authorized Maintenance Centres for the T56-501D engine.

Marine: Sales £443m (h1 2003: £495m); underlying profit before interest £28m (h1 2003: £40m)

Highlights - original equipment

* Following a long period of growth, sales in the offshore support vessel market slowed in the second half of 2003. This market has now stabilized. As a consequence sales in the first half of 2004 were lower than reported in 2003. However, the Company has made progress in the naval market, securing positions on several new programmes.

* The MT30 marine gas turbine completed a major development milestone, receiving DNV (Det Norske Veritas) design approval, certifying the engine at 36MW for High Speed, Light Craft and Naval Surface Vessels.

* Rolls-Royce was selected by Lockheed Martin to provide MT30 gas turbine engines and waterjets for up to two ships of the Littoral Combat Ship programme (LCS), the next generation of US Navy warship. The US Navy's current shipbuilding plan calls for a total of 57 ships, for which the MT30 would be a candidate.

* The company took full ownership of the WR-21 programme from its partner, Northrop Grumman. It increased provisions by £10 million for additional costs associated with the programme. The first two WR-21 gas turbines for the Royal Navy's Type 45 destroyer completed factory acceptance testing.

* The UK Ministry of Defence, acting on behalf of partner nations UK, France and Norway, selected Rolls-Royce to provide the NATO Submarine Rescue System. Under the £47 million contract, Rolls-Royce will create and lead a team, which will design, build and support the system over the next ten years.

* In the commercial marine sector, Rolls-Royce won coastal protection vessel

design contracts for new Norwegian and French coastguard vessels.

Highlights - aftermarket services

* Aftermarket services represented 44 per cent of marine sales in the first half.

* The company completed the overhaul of Tyne and Olympus engines to extend the life of Type 22 frigates acquired by the Romanian Navy.

Energy: Sales £186m (h1 2003: £237m); underlying profit before interest £1m

(h1 2003: £7m)

Highlights - original equipment

* Sales declined in the first half as a result of the phasing of engine deliveries, which are weighted towards the second half of 2004.

* Rolls-Royce announced a $107 million contract from Dolphin Energy Limited, the oil and gas exploration company, to supply six mechanical drive industrial Trent Dry Low Emission (DLE) compression packages for the $3.5 billion Dolphin Gas Project in the Middle East.

* The company won a contract to provide pipeline compression equipment for the prestigious West-East China Gas Pipeline Project (WEPP). The contract is valued at over $150 million.

* An order was received for pipeline compressors, which will be used to move gas along the sub-sea Interconnector Pipeline from mainland Europe to the UK.

Highlights - aftermarket services

* Aftermarket services represented 42 per cent of sales.

* Rolls-Royce signed a Long-Term Service Agreement with Dolphin Energy supporting six Trent-powered compressor sets for the export pipeline from Qatar to United Arab Emirates. The initial agreement is worth more than $40m over six years. If further renewal options are exercised the agreement could last 30 years and be worth $300m.

Financial Services: Sales £26m (h1 2003: £27m); underlying profit before interest £8m (h1 2003: £7m)

The Financial Services businesses comprise engine leasing, aircraft leasing and power project development.

* Rolls-Royce and Partners Finance, the company's engine leasing joint venture, owned 269 engines, of which 98 per cent by value were on lease to 36 customers.

* Pembroke Group, the company's aircraft leasing joint venture, owned 28 aircraft, which were all on lease.

* Rolls-Royce Power Ventures is the company's power project developer. It had a portfolio of 13 projects in operation and a further two in construction or commissioning.

Financial review

The firm order book was £18.1bn (h1 2003: £17.6bn). In addition, a further £ 1.6bn had been announced (h1 2003: £1.4bn). Aftermarket services represented 36 per cent of the firm and announced order book (h1 2003: 34 per cent).

Sales increased by six per cent to £2,746m (h1 2003: £2,599m).

Underlying profit before tax was £136m (h1 2003: £115m). Underlying earnings per share increased by 16 per cent, to 5.78p.

Gross research and development investment was £291m (h1 2003: £304m). Net research and development investment was £129m (h1 2003: £145m). Net research and development investment for the full year is expected to be at a similar level to investment in 2003.

Risk and revenue sharing partners' (RRSPs) contributions to development programmes, shown as other operating income, were £15m (h1 2003: £74m).

Payments to RRSPs in respect of sales achieved by the relevant engine programmes were charged in cost of sales and amounted to £112m (h1 2003: £53m). Arrangements with industrial RRSPs include their provision of free of charge components. A successful programme will result in incremental future revenues and higher payments to RRSPs.

Restructuring costs of £16m (h1 2003: £3m) were charged within cost of sales.

The taxation charge was £44m (h1 2003: £25m). The tax charge on an underlying basis was £39m, representing 29 per cent of underlying profit before tax. (h1 2003: £34m, representing 30 per cent of underlying profit before tax).

Cash inflow during the first half was £35m (h1 2003: outflow £80m). Average net debt was £550m (h1 2003: £895m). Net debt at the half year was £288m (h1 2003: £675m). Total borrowing facilities amounted to £2.4 billion at the half year, following the successful issue of a Euro750 million Eurobond and the retirement c £282 million of facilities.

Net working capital was £500m (h1 2003: £523m), an increase of £117m in the first half (h1 2003: £129m); inventory increased by £79m (h1 2003: £85m); debtors reduced by £187m (h1 2003: £79m); and creditors reduced by £225m (h1 2003: £123m). During the first half, there was no change in debtors relating to long-term contract accounting for TotalCare Packages (h1 2003: £52m increase) and an £11m increase in associated creditors (h1 2003: £19m).

Provisions were down £21m in the first half at £774m (h1 2003: £782m), largely reflecting foreign exchange adjustments.

There were no material changes to the Group's gross and net contingent liabilities during the first half of 2004.

Rolls-Royce announced the divestment of Rolls-Royce Gear Systems, Inc to Triumph Group Inc. The consideration for the divestment is $36 million, giving rise to a profit that is treated as a non-operating item in the 2004 accounts.

The company made progress with the management of aircraft on the balance sheet. At the half-year all four Boeing 757 aircraft were on lease to customers; one A310 aircraft was on lease, one was under agreement for lease in the second half and an offer to purchase the remaining A310 had been received (a small impairment charge was taken against this aircraft). The company has also agreed the disposal of its 50 per cent interest in four Boeing 747 aircraft. A specific provision, which will cover any loss on disposal, had already been made in respect of these aircraft.

As at June 30 2004, the FRS17 deficit relating to the UK pension schemes had not changed materially from the valuation carried out at the end of December 2003.

The company is continuing to study the implications of the implementation of International Financial Reporting Standards (IFRS). It plans to report 2004

full year results under UK GAAP and to provide a separate reconciliation to IFRS in the period between the full year results and 2005 interim results, which will be the first set of results for which reporting under IFRS is mandatory.

The interim payment to ordinary shareholders is 3.18 pence per share (2003: 3.18p) and will be paid in the form of `B' shares. The interim payment is payable on January 4 2005 to shareholders on the register on October 15 2004. The ex-entitlement to `B' shares date is October 13 2004.

Payment of the non-cumulative preferential dividend on B Shares in respect of the calculation period commencing on July 1 2004 will be paid on January 4 2005 to B Shareholders on the B Share register on November 26 2004. The dividend rate will be 3.778125% being 75% of the LIBOR rate on June 30 2004 in accordance with the Scheme Circular dated March 22 2004 and the Company's Articles of Association.

Enquiries

Peter Barnes-Wallis	Maria Darby-Walker
Director of Financial Communications	Head of Corporate Media Relations
Tel: 0207 222 9020	Tel: 020 7227 9239

www.rolls-royce.com

Group Profit and Loss Account

For the half year to 30 June 2004

	Half Year to 30 June 2004	Half Year to 30 June 2003	Year to 31 December 2003
	£m	£m	£m
Turnover: Group and share of joint ventures	2,842	2,665	6,038
Sales to joint ventures	447	487	936
Less share of joint ventures' turnover	(543)	(553)	(1,329)
Group turnover (note 1)	2,746	2,599	5,645
Cost of sales and other operating income and costs*	(2,493)	(2,371)	(5,141)
Research and development (net)**	(129)	(145)	(281)
Group operating profit	124	83	223
Share of operating profit of joint ventures	24	23	52
Total operating profit	148	106	275
Operating profit before exceptional item	148	135	329
Exceptional item (note 2)	-	(29)	(54)

Profit on sale of businesses	11	(2)	6
Profit on sale of fixed assets	4	-	(11)
Profit on ordinary activities before interest (note 1)	163	104	270
Net interest payable - Group	(24)	(33)	(66)
- joint ventures	(10)	(12)	(24)
Profit on ordinary activities before taxation ***	129	59	180
Taxation	(44)	(25)	(64)
Profit on ordinary activities after taxation and attributable to ordinary shareholders	85	34	116
Payments to shareholders (see note 6)	(54)	(53)	(137)
Earnings per ordinary share (note 3)			
Underlying	5.78p	4.97p	12.20p
Basic	5.07p	2.09p	7.04p
Diluted basic	4.90p	2.08p	6.94p
* includes Other Operating Income	15	74	153
** Research and development (gross)	(291)	(304)	(619)
*** Underlying profit before taxation (note 3)	136	115	285

Group Statement of Total Recognised Gains and Losses

Profit attributable to ordinary shareholders	85	34	116
Exchange adjustments on foreign currency net investments	(81)	18	(3)
Total recognised gains for the period	4	52	113

Summary Group Balance Sheet

	Half Year to 30 June 2004	Restated* Half Year to 30 June 2003	Res Y 31 De
	£m	£m	
Fixed assets			
Intangible	798	870	
Tangible	1,662	1,848	
Investments - joint ventures	209	202	

share of gross assets	1,088	1,123
share of gross liabilities	(884)	(927)
goodwill	5	6
- other	59	64
	2,728	2,984
Current assets		
Stocks	1,041	1,243
Debtors	2,419	2,334
Short term deposits and investments	356	216
Cash at bank and in hand	1,115	454
	4,931	4,247
Creditors		
Amounts falling due within one year - Borrowings	(151)	(365)
- Other Creditors	(2,475)	(2,590)
Amounts falling due after one year - Borrowings	(1,608)	(980)
- Other Creditors	(485)	(464)
Provisions for liabilities and charges	(774)	(782)
Net assets	2,166	2,050
Capital and Reserves		
Equity shareholders' funds	2,163	2,048
Equity minority interests in subsidiary undertakings	3	2
	2,166	2,050

Reconciliation of Movements in Shareholders' Funds

	£m	£m
At 1 January (restated) *	2,140	2,032

Total recognised gains for the period	4	52
Ordinary dividends (net of scrip dividend adjustments)	20	(38)
New ordinary share capital issued (net of expenses)	3	-
Relating to own shares	(2)	2
Goodwill transferred to the profit and loss account in respect of disposals of businesses	(2)	-
At period end	2,163	2,048

* see note 9

Summary Group Cash Flow Statement

	Half Year to 30 June 2004	Restated* Half Year to 30 June 2003	Re 31 D
	£m	£m	
Net cash inflow from operating activities	192	140	
Dividends received from joint ventures	2	4	
Returns on investments and servicing of finance	(42)	(42)	
Taxation paid	(40)	(22)	
Capital expenditure and financial investment	(50)	(94)	
Acquisitions and disposals	13	-	
Equity dividends paid	(33)	(36)	
Cash inflow/(outflow) before use of liquid resources and financing	42	(50)	
Management of liquid resources	(185)	(133)	
Financing	417	(52)	
Increase/(decrease) in cash	274	(235)	

Reconciliation of net cash flow to movement in net funds

Increase/(decrease) in cash	274	(235)

Cash outflow from increase in liquid resources	185	133
Cash (inflow)/outflow from (increase)/decrease in borrowings	(416)	54
Change in net funds resulting from cash flows	43	(48)
Borrowings of businesses acquired	-	-
Finance lease additions	-	(9)
Amortisation of zero-coupon bonds	(2)	(2)
Exchange adjustments	(6)	(21)
Movement in net funds	35	(80)
Net debt at 1 January	(323)	(595)
Net debt at period end	(288)	(675)

Reconciliation of operating profit to operating cash flows		
Operating profit	124	83
Amortisation of intangible assets	30	28
Depreciation of tangible fixed assets	93	96
Increase in provisions for liabilities and charges	1	10
(Increase)/decrease in working capital/ creditors due after more than one year	(56)	(77)
Net cash inflow from operating activities	192	140

* see note 9

Notes

	Half Year to 30 June 2004	Restated* Half Year to 30 June 2003	Re 31 D
	£m	£m	
1. Analysis by business segment			

Group turnover		
Civil aerospace	1,453	1,198
Defence	638	642
Marine**	443	495
Energy**	186	237
Financial services	26	27
	2,746	2,599
Profit before interest		
Civil aerospace	74	20
Defence	66	53
Marine**	17	23
Energy**	(2)	3
Financial services	8	5
	163	104
Underlying profit before interest***		
Civil aerospace	67	46
Defence	66	60
Marine**	28	40
Energy**	1	7
Financial services	8	7
	170	160

***before exceptional and non-trading items

Net assets/liabilities - excluding net debt		
Civil aerospace	1,122	1,294
Defence	47	(4)
Marine**	567	620

Energy**	376	365
Financial services	342	450
Net assets****	2,454	2,725

* See note 9

**The Diesels business, which was previously included in the Energy segment is now included in the Marine segment. The impact of this change is; turnover £37m (2003 half year £39m, full year £76m); profit before interest £7m (2003 half year £3m, full year £7m); underlying profit before interest £3m (2003 half year £3m, full year £7m); net assets £34m (2003 half year £36m, full year £30m).

**** Net assets excludes net debt of £288m (2003 half year £675m, 2003 full year £323m)

2. Exceptional items

Exceptional items in 2003 related to rationalisation costs, largely comprising the continuation of previously announced severance programmes.

3. Earnings per ordinary share

Basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of £85 million (2003 half year £34m, full year £116m) by 1,677 million (2003 half year, 1,629 million, full year 1,647 million) ordinary shares, being the average number of ordinary shares in issue during the period, excluding own shares held under trust which have been treated as if they had been cancelled.

Underlying earnings per ordinary share have been calculated as follows.

Half Year to 30 June 2004

	£m	£m
Profit before taxation	129	
Profit attributable to ordinary shareholders		85
Exclude:		
Net profit on sale of businesses	(11)	(11)
Net profit on sale of fixed assets *	(4)	(4)
Amortisation of goodwill	22	22
Related tax effect	-	5
Underlying profit before taxation	136	
Underlying profit attributable to		97

shareholders

Underlying earnings per share

* excluding lease engines and aircraft sold by financial services companies

Half Year to 30 June 2003

		£m	£m
Profit before taxation		59	
Profit attributable to ordinary shareholders			34
Exclude:			
	Exceptional rationalisation	29	29
	Net loss on sale of businesses	2	2
	Amortisation of goodwill	25	25
	Related tax effect	-	(9)
	Underlying profit before taxation	115	
	Underlying profit attributable to shareholders		81
	Underlying earnings per share		

Year to 31 December 2003

		£m	£m
Profit before taxation		180	
Profit attributable to ordinary shareholders			116
Exclude:			
	Exceptional rationalisation	54	54
	Net profit on sale of businesses	(6)	(6)
	Loss on sale of fixed assets *	9	9
	Amortisation of goodwill	48	48
	Related tax effect	-	(20)
	Underlying profit before taxation	285	
	Underlying profit attributable to shareholders		201

Underlying earnings per share

* excluding lease engines and aircraft sold by financial services companies

Diluted earnings per ordinary share, are calculated by dividing the profit attributable to ordinary shareholders of £85m (2003 half year £34m, full year £ 116m) by 1,735 million (2003 half year 1,636 million, full year 1,671 million) ordinary shares, being 1,677 million (2003 half year 1,629 million, full year 1,647 million) as above, adjusted by the bonus element of existing share options of 58 million

(2003 half year 7 million, full year 24 million).

4. Group employees at the period end

	30 June 2004	30 June 2003
	Number	Number
Civil Aerospace	19,800	20,300
Defence	5,100	5,100
Marine*	7,100	7,400
Energy*	2,900	3,300
Financial services	100	100
	35,000	36,200

* 2003 half year and full year restated to reflect the inclusion of the Diesels business in the Marine segment - previously included in Energy.

Gas Turbines operations personnel are allocated to the businesses on the basis of level of activity.

5. Sales financing contingent liabilities

In connection with the sale of its products the Group will on some occasions provide financing support for its customers. The Group's contingent liabilities related to financing arrangements are spread over many years and relate to a number of customers and a broad product portfolio. The contingent liabilities represent the exposure the Group has in respect of delivered aircraft, regardless of the point in time at which such exposures may arise. Exposures are not reduced to a net present value.

During the first half of 2004 there were no material changes to the maximum gross and net contingent liabilities.

6. B shares

Under arrangements approved by the Annual General Meeting on 5th May 2004, the Company will issue B shares to shareholders in place of a dividend. These can be redeemed for cash or converted into ordinary shares in the Company. As this is not classed as a dividend, no accrual has been made for this in the financial statements.

7. Pensions

The Accounting Standards Board has deferred the full implementation of FRS 17, pending the introduction of International Financial Reporting Standards.

The Group's funding requirements for its schemes are derived from triennial independent actuarial valuations. For the Vickers Group Pension Scheme and the Rolls-Royce Group Pension Scheme the 2004 actuarial valuations (applicable in March 2004, and April 2004 respectively) are in progress. The Group is currently undertaking consultations with employees over a number of mitigating actions in connection with the provision of pension benefits under these two schemes in order to contain the additional funding costs.

8. International Financial Reporting Standards

All European Union listed companies are required to adopt International Financial Reporting Standards (IFRS) for their financial statements from 2005, which will include comparative information for 2004. The Group has been evaluating the impact of IFRS on its published financial statements and an assessment was provided in the 2003 annual report.

Preparatory work continues, to enable the Group to report under IFRS for the first time when it announces its interim 2005 results. Prior to this it is the Group's intention to restate its 2004 year-end results - which under existing UK accounting standards will be announced in February 2005 - to allow time for the impact of IFRS to be interpreted and adequately understood.

9. Preparation of interim financial statements

Throughout these financial statements, the 2003 comparatives have been restated to reflect the adoption of UITF 38 - Accounting for ESOP trusts. This has resulted in the reclassification of own shares as a deduction from shareholders' funds.

The results for each half-year are unaudited. The comparative figures for the year to 31 December 2003 have been abridged from the Group's financial statements for that year, which have been delivered to the Registrar of Companies. The auditors have reported on those financial statements; their report was unqualified and did not contain a statement under s237(2)or (3) of the Companies Act 1985.

The interim financial statements for the six months ended 30 June 2004 were approved by the Board on 28 July 2004.

END